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                                                                  EXHIBIT (c)(4)

                        [BERKSHIRE PARTNERS LETTERHEAD]



May 23, 2000



Pac Packaging Acquisition Corporation
900 Commerce Drive
Oak Brook, Illinois 60523
Attn: Mr. Paul Jones
      Mr. John Workman

         Re: Transaction Involving U.S. Can Corporation

Gentlemen:

         We reference your letter of May 23, 2000 in which you propose a leveraged recapitalization in which the public shareholders of U.S. Can Corporation (together with its subsidiaries, the "Company") will receive $20.00 per share in cash. We welcome the opportunity to partner with you to complete a transaction whereby a corporation formed by affiliates of Berkshire Partners LLC, management, and perhaps other investors ("Newco") will merge into (the "Merger") the Company.

         This letter will confirm the commitment of Berkshire Partners and its affiliates ("Berkshire") to purchase on the closing date of the Merger, equity securities of Newco representing 100% of its common equity for an aggregate purchase price of up to $170 million. Berkshire may allocate a portion of its investment to other investors including the management team of the Company and certain other current investors in the Company, if so permitted. Berkshire expects to subscribe for a minimum of $100 million of such equity.

         Berkshire's obligations under this letter are subject to (i) the execution of a satisfactory Merger Agreement between Newco an the Company, the satisfaction of all conditions precedent to Newco's obligations thereunder, and the consummation of the closing thereunder; (ii) the funding of the loans contemplated by the letters Newco has received from Salomon Smith Barney Inc. and Banc of America N.A.; and (iii) the execution and delivery of mutually acceptable documentation.

         This commitment will terminate upon the termination of Newco's obligations under the Merger Agreement. In the event that no Merger Agreement has been executed by May 31, 2000, we reserve the right to terminate this commitment at any time. In any event, this commitment will terminate if the transaction is not consummated on or before October 31,
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2000. Nothing set forth in this letter shall be construed to confer upon or give to any person other than Newco any rights or remedies under or by reason of this commitment.

         In consideration of us providing this commitment, you have agreed to negotiate in good faith the terms of a subscription agreement, a stockholders agreement and such further agreements, certificates, legal opinions and other documents as may be necessary or desirable in connection with the transactions contemplated hereby.

                                       Very truly yours,

                                       BERKSHIRE PARTNERS LLC

                                       By: /s/ Richard K. Lubin
                                           --------------------
                                           Managing Director


Accepted

PAC PACKAGING ACQUISITION CORPORATION

By: /s/ PAUL W. JONES
    -----------------
    Paul W. Jones
    President